SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)*

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                               Mary Lee Sparks
                          2438 Campbell Road, N.W.
                        Albuquerque, New Mexico 87104
                                505-344-0494
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                              December 31, 1997
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4),
   check the following box:   [__].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mary Lee Sparks

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only





   CUSIP No.   582266 10 2           13D                           Page 2


   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            196,678   See Item 5.

   8.   Shared Voting Power:          332,209   See Item 5.

   9.   Sole Dispositive Power:       196,678   See Item 5.

   10.  Shared Dispositive Power:     332,209   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      528,887   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.9% See Item 5.

   14.  Type of Reporting Person:     IN

   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Anne R. Whitten

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:





   CUSIP No.   582266 10 2           13D                           Page 3


   7.   Sole Voting Power:            22,359    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       22,359    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      22,359    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.

   14.  Type of Reporting Person:     IN


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Barbara L. Federico

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            22,360    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       22,360    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:





   CUSIP No.   582266 10 2           13D                           Page 4


                                      22,360    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.

   14.  Type of Reporting Person:     IN


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        John W. Sparks

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            22,360    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       22,360    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      22,360    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.





   CUSIP No.   582266 10 2           13D                           Page 5


   14.  Type of Reporting Person:     IN


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Christina L. Duncan

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:             22,359   See Item 5.

   8.   Shared Voting Power:          332,209   See Item 5.

   9.   Sole Dispositive Power:        22,359   See Item 5.

   10.  Shared Dispositive Power:     332,209   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      354,568   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.6%      See Item 5.

   14.  Type of Reporting Person:     IN


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are





   CUSIP No.   582266 10 2           13D                           Page 6


   located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa
   52406-3177.

   Item 2.   Identity and Background.

             This statement is being filed by Mary Lee Sparks, individually and as trustee or settlor, and Christina L. Duncan, individually and as trustee, of the respective trusts listed opposite such person's name in Item 5 below and by Anne R. Whitten, individually, Barbara L. Federico, individually, and John W. Sparks, individually, (each, a "Reporting Person").

             The name, residence or business address and present principal occupation or employment of each Reporting Person and of each other Former CCI Shareholder (as defined in Item 5 below) are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Reporting Persons and each other Former CCI Shareholder is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been
   (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Except as indicated below, Mary Lee Sparks, individually, and trusts of which one or more of the respective Reporting Persons are trustees or settlor, as indicated in Item 5 below (the "Trusts"), acquired the shares of Common Stock set forth opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

             Pursuant to the terms of the Mary Lee Sparks 1993 Grantor Retained Annuity Trust of which each of the other Reporting Persons was a trustee, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger





   CUSIP No.   582266 10 2           13D                           Page 7


   Agreement are being distributed directly to the beneficiaries, as indicated in Item 5, below.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust. The Gallo Trusts continue to hold an aggregate of 3,539,512 shares of Common Stock.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust. The Grandchildren's Trusts continue to hold an aggregate of 377,698 shares of Common Stock.

   Item 4.   Purpose of Transaction.

             The Reporting Persons acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Subject to the restrictions on disposition of Common Stock existing under the Stockholders Agreement described below, any or all of the shares of Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below.

   Item 5.   Interest in Securities of Issuer.

             (a) Individually and as trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below, Mary Lee Sparks beneficially owns an aggregate of 528,887 shares of Common Stock, which represents approximately 0.9 percent of the 61,572,248 shares of Common Stock reported by the Company as outstanding on October 31, 1997. Anne R. Whitten beneficially owns an aggregate of 22,359 shares of Common Stock, which represents less than one percent of the shares of Common Stock outstanding on October 31, 1997. Barbara L. Federico beneficially owns an aggregate of 22,360 shares of Common Stock, which represents less than one percent of the shares of Common Stock outstanding on October 31, 1997. Individually and as trustee of the respective Trust indicated opposite such Reporting Person's name below, Christina L. Duncan beneficially owns an aggregate of 354,568 shares of Common Stock, which represents





   CUSIP No.   582266 10 2           13D                           Page 8


   approximately 0.6 percent of the number of shares of Common Stock outstanding on October 31, 1997. John W. Sparks beneficially owns an aggregate of 22,360 shares of Common Stock, which represents less than one percent of the shares of Common Stock outstanding on October 31, 1997.

             The Reporting Persons, together with the other former shareholders of CCI who acquired shares of Common Stock pursuant to the Merger Agreement or who, as described below, received distributions of shares of Common Stock (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., ("MHC"), Midwest Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (together, the "Stockholders Agreement") and, accordingly, comprise a group within the meaning of
   Section 13(d)(3) of the Securities Exchange Act of 1934.
   Collectively, insofar as is known to the Reporting Persons, this group beneficially owns a total of 36,052,045 shares of Common Stock, which represents 58.6 percent of such shares of Common Stock outstanding on October 31, 1997.

             The following table sets forth information regarding the shares of Common Stock beneficially owned by the Reporting Persons, by the other Former CCI Shareholders and by the other Principal Stockholders. Except as indicated, beneficial ownership by the Reporting Persons and the other Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each Principal Stockholder who is not a Former CCI Shareholder is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such other Principal Stockholders.


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock
       Richard A. Lumpkin      Trust Agreement dated May 13,            Sole           311,127            0.5
       (settlor and trustee)      1978 f/b/o Richard Anthony
                                  Lumpkin

       Mary Lee Sparks         Trust Agreement dated May 13,           Shared          332,209            0.5
       (settlor), Richard A.      1978 f/b/o Mary Lee Sparks
       Lumpkin and Christina
       Sparks Duncan





     CUSIP No.   582266 10 2           13D                           Page 9


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Joseph John Keon
       and investments)           III

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Katherine
       and investments)           Stoddert Keon
       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Lisa Anne Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Margaret Lynley
       and investments)           Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Pamela Keon
       and investments)           Vitale

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Susan Tamara Keon
       and investments)
       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Benjamin Iverson
       and investments)           Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Elizabeth
       and investments)           Arabella Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Anne Romayne
       and investments)           Sparks





     CUSIP No.   582266 10 2           13D                          Page 10


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Barbara Lee
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Christina Louise
       and investments)           Sparks
       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o John Woodruff
       and investments)           Sparks

       Bank One, Texas NA;     Trust named for Joseph John Keon        Shared          256,291            0.4
       Richard A. Lumpkin         III created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Katherine               Shared          256,291            0.4
       Richard A. Lumpkin         Stoddert Keon created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Lisa Anne Keon          Shared          256,291            0.4
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989
       Bank One, Texas NA;     Trust named for Margaret Lynley         Shared          256,291            0.4
       Richard A. Lumpkin         Keon created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Pamela Keon             Shared          256,291            0.4
       Richard A. Lumpkin         Vitale created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Susan Tamara Keon       Shared          256,291            0.4
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989





     CUSIP No.   582266 10 2           13D                          Page 11


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Trust named for Benjamin Iverson        Shared          410,965            0.7
       Richard A. Lumpkin         Lumpkin created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Elizabeth               Shared          410,965            0.7
       Richard A. Lumpkin         Arabella Lumpkin created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989
       Bank One, Texas NA;     Trust named for Anne Romayne            Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Barbara Lee             Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Christina Louise        Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for John Woodruff           Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989
       Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared          48,328             0.1
       and Elizabeth A.        Trust under the Richard Anthony
       Lumpkin                 Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared          48,328             0.1
       and Elizabeth A.        Trust under the Richard Anthony
       Lumpkin                 Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Mary Lee Sparks         N/A                                      Sole           196,678            0.3





     CUSIP No.   582266 10 2           13D                          Page 12


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Anne R. Whitten         N/A                                      Sole           22,359             0.0

       Barbara L. Federico     N/A                                      Sole           22,360             0.0
       Christina L. Duncan     N/A                                      Sole           22,359             0.0

       John W. Sparks          N/A                                      Sole           22,360             0.0

       Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
       (settlor and trustee)      May 13, 1978

       Pamela K. Vitale and    Joseph J. Keon, III Holdback            Shared          16,057             0.0
       Joseph J. Keon III      Trust under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust
       Pamela K. Vitale and    Katherine S. Keon Holdback Trust        Shared          16,057             0.0
       Joseph J. Keon III      under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale        N/A                                      Sole           16,058             0.0

       Liese A. Keon           N/A                                      Sole           16,058             0.0

       Susan T. DeWyngaert     N/A                                      Sole           16,058             0.0
       Margaret Lynley Keon    N/A                                      Sole           16,058             0.0

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Joseph John Keon III dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Katherine Stoddert Keon
                                  dated April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Lisa Anne Keon dated
                                  April 20, 1990
       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Margaret Lynley Keon dated
                                  April 20, 1990





     CUSIP No.   582266 10 2           13D                          Page 13


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Pamela Keon Vitale dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Susan Tamara Keon
                                  DeWyngaert dated April 20,
                                  1990
       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Benjamin Iverson
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Elizabeth Arabella
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Anne Romayne Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Barbara Lee Sparks dated
                                  April 20, 1990
       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Christina Louise Sparks
                                  dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of John Woodruff Sparks dated
                                  April 20, 1990

       Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822            0.00
       Richard A. Lumpkin         under the Trust Agreement
       (power to direct vote      dated February 6, 1970
       and investments)





     CUSIP No.   582266 10 2           13D                          Page 14


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
       Richard A. Lumpkin         the Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
       Richard A. Lumpkin         Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)
       The Lumpkin             N/A                                      Sole           219,280            0.4
       Foundation




                                                                     Voting and       Number of       Percent of
          Other Principal                                           Dispositive       Shares of       Outstanding
           Stockholders                      Trust                     Powers       Common Stock     Common Stock

       Clark E. McLeod and     N/A                                    Sole and        9,249,126          15.0
       Mary E. McLeod                                                  Shared

       IES Investments, Inc.   N/A                                      Sole         10,245,457          16.6

       MHC Investment          N/A                                      Sole          8,068,866          13.1
       Company



             (b)  The number of shares of Common Stock which Mary Lee
   Sparks has:

        (i)  sole power to vote or direct the vote             196,678

        (ii) shared power to vote or direct the vote           332,209

        (iii) sole power to dispose or direct the disposition  196,678

        (iv) shared power to dispose or direct the disposition 332,209

                  The number of shares of Common Stock which Anne R.
   Whitten has:

        (i)  sole power to vote or direct the vote              22,359

        (ii) shared power to vote or direct the vote                 0





   CUSIP No.   582266 10 2           13D                          Page 15


        (iii) sole power to dispose or direct the disposition   22,359

        (iv) shared power to dispose or direct the disposition       0

                  The number of shares of Common Stock which Barbara L. Federico has:

        (i)  sole power to vote or direct the vote             22,360

        (ii) shared power to vote or direct the vote                0

        (iii) sole power to dispose or direct the disposition  22,360

        (iv) shared power to dispose or direct the disposition      0

                  The number of shares of Common Stock which John W.
   Sparks has:

        (i)  sole power to vote or direct the vote             22,360

        (ii) shared power to vote or direct the vote                0

        (iii) sole power to dispose or direct the disposition  22,360

        (iv) shared power to dispose or direct the disposition      0

                  The number of shares of Common Stock which Christina L. Duncan has:

        (i)  sole power to vote or direct the vote              22,359

        (ii) shared power to vote or direct the vote           332,209

        (iii) sole power to dispose or direct the disposition   22,359

        (iv) shared power to dispose or direct the disposition 332,209

             (c) The Reporting Persons and the other Former CCI Shareholders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement. Effective December 31, 1997, an aggregate of 282,440 shares of the Common Stock were distributed upon termination of three 1993 Grantor Retained Annuity Trusts to certain Former CCI Shareholders as follows:

          Distributing Trust                      Number of                 Distributee
                                                   Shares
     Richard Anthony Lumpkin 1993 Grantor          48,328      Benjamin I. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust





     CUSIP No.   582266 10 2           13D                          Page 16


                   Distributing Trust        Number of                 Distributee
                                                      Shares

       Richard Anthony Lumpkin 1993 Grantor            48,328      Elizabeth A. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Anne R. Whitten
       Annuity Trust
       Mary Lee Sparks 1993 Grantor Retained           22,360      Barbara L. Federico
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Christina L. Duncan
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      John W. Sparks
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Joseph J. Keon, III Holdback Trust under the Margaret
       Annuity Trust                                               L. Keon 1993 Grantor Retained Annuity Trust
       Margaret L. Keon 1993 Grantor Retained          16,057      Katherine S. Keon Holdback Trust under the Margaret L.
       Annuity Trust                                               Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Pamela K. Vitale
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Liese A. Keon
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Susan T. DeWyngaert
       Annuity Trust
       Margaret L. Keon 1993 Grantor Retained          16,058      Margaret Lynley Keon
       Annuity Trust

        MHC Investment Company reported in an Amendment to Schedule 13D that MHC sold 250,000 shares of Common Stock at average prices ranging from a low of $32.37 to a high of $37.00 per share between December 15 and 31, 1997.

        Except for these transactions, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.





   CUSIP No.   582266 10 2           13D                          Page 17


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Each of the Reporting Persons and the other Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such Principal Stockholder, entered into the Stockholders Agreement, effective September 24, 1997. Pursuant to the Stockholders Agreement, each of the distributees of shares from a 1993 Grantor Retained Annuity Trust (as described in Item 5(c) above) has agreed, as a condition to the transfer of the shares, to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% (treating Richard A. Lumpkin and the Former CCI Shareholders as a single Principal Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

             The Stockholders Agreement also provides that, for the period ending September 24, 1998, subject to certain exceptions, the Reporting Persons (and all other Principal Stockholders) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company. If the Company consents to any sale or other disposition by a party to the Stockholders Agreement, the other parties to the Stockholders Agreement (treating the Former CCI Shareholders as a single party for this purpose)are permitted to sell or otherwise dispose of an equal percentage of the total number of shares of Common Stock beneficially owned by such other party. Likewise, if the Company grants a party to the Stockholders Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Company will grant each other party (treating the Former CCI Shareholders as a single party for this purpose) the opportunity to register a





   CUSIP No.   582266 10 2           13D                          Page 18


   corresponding percentage of such party's shares for transfer under the Securities Act.

             The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which was filed as an exhibit to the original filing of this Schedule and is incorporated herein by reference.

   Item 7.   Materials to be Filed as Exhibits.

        1. Stockholders Agreement dated as of June 14, 1997, among the Company, the Reporting Persons and the other Former CCI Shareholders, IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

        2.   Joint Filing Agreement set forth below.


                           JOINT FILING AGREEMENT

             By signing this Schedule 13D below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Amendment to
   Schedule 13D is filed on behalf of each Reporting Person.





   CUSIP No.   582266 10 2           13D                          Page 19


                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     January 9, 1998



                                 Mary Lee Sparks



                                 Anne R. Whitten



                                 Barbara L. Federico



                                 Christina L. Duncan



                                 John W. Sparks





   CUSIP No.   582266 10 2           13D                          Page 20


                                 SCHEDULE A

        The following information sets forth the name, business or residence address and present principal occupation of each of the Reporting Persons and other Former CCI Shareholders and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.


             Name                             Occupation                            Address
       Robert J. Currey                    President of the                    McLeodUSA Incorporated
                                           Telecommunications subsidiary of    6400 C Street, S.W.
                                           McLeodUSA Incorporated              P.O. Box 3177
                                                                               Cedar Rapids, Iowa
                                                                               52406-3177

       Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                               Philadelphia, Pennsylvania 19106
       Christina L. Duncan                 Homemaker; (Director of the         194 North Bald Hill Road
       (aka Christina Sparks Duncan)       Foundation)                         New Canaan, Connecticut 06840

       Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
       (aka Barbara Sparks Federico)                                           Ashville, New York 14710

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                               7300 Sears Tower
                                                                               Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941
       Liese A. Keon                       Management Consultant               2 Ash Street #4
                                                                               Kentfield, California 94904

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941

       Margaret Lynley Keon                Investment Banker                   14 Sloane Square House
                                                                               Holbein Place
                                                                               London, England SW1W8N5

       Benjamin I. Lumpkin                 Investments                         121 South 17th Street
                                                                               Mattoon, Illinois 61938
       Elizabeth A. Lumpkin                Graduate Student; (Director of      109 S. Humphrey Avenue, #3N
                                           the Foundation)                     Oak Park, Illinois 60302





     CUSIP No.   582266 10 2           13D                          Page 21


             Name                             Occupation                            Address

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction          Albuquerque, New Mexico 87105
       Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                           President of the Foundation)        Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941

       Anne R. Whitten                     Homemaker                           38 Goodhue Road
       (aka Anne Sparks Whitten)                                               Windham, New Hampshire 03087
